EXHIBIT 99.2
Key Highlights

NOVONIX Anode Materials (NAM)

•
Progressed installation and commissioning of equipment at Riverside for the initial 3,000 tonnes per annum (“tpa”) of capacity in support of supply agreements with Panasonic, Stellantis and PowerCo
•
US graphite producers won preliminary ITC trade case ruling
•
Entered exclusive license agreement with Harper International for proprietary graphitization furnaces
•
Received approval from local government for the purchase of a 182-acre parcel of land for its second mass production plant (“Enterprise South”) for planned manufacturing facility Post-Quarter Announcement
•
Harrison Kreafle, Director of Anode Technology presented at Worley Consulting’s 23rd Annual Petcoke Conference

NOVONIX Battery Technology Solutions (BTS)

•
Patent granted: Method for making low surface area alloy particulate with high silicon content for silicon alloy anode material
•
Dr. Stephen Glazier, Director of Cell Technology, presented at International Battery Seminar & Exhibit (IBSE)
•
Dr. Mark McArthur, Director of Cathode Technology, showcased our patented all-dry, zero-waste cathode technology (Webinar)

NOVONIX Corporate Updates

•
Michael O’Kronley appointed Chief Executive Officer, effective 19 May 2025
Post-Quarter Announcement
•
Completed the share purchase plan portion of equity raise resulting in total subscription of US$20.1 million
•
Additional investment of US$5.0 million by significant shareholder Phillips 66 Company

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•
Received US$6.7 million in reimbursements on the MESC grant in the first quarter or a total of US$19.6 million cumulative to date through 31 March 2025. A further US$4.9 million was received subsequent to 31 March 2025
•
Annual General Meeting completed with all resolutions passing
•
Released 2024 Sustainability Report
•
Quarter-end cash balance of US$47.9 million

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NOVONIX Anode Materials (NAM)

Our work at the Riverside facility is progressing and we remain focused on delivering high-quality material to our Tier 1 customers.

In 2024, we signed long-term offtake agreements with Panasonic Energy, Stellantis, and PowerCo, and, as a result, have fully allocated Riverside’s 20,000-tonne production capacity. The continued build-out of our Riverside facility and offtake agreements with Tier 1 cell manufacturers and OEMs provide evidence of our leadership in synthetic graphite production and reinforce our role as a key supplier in onshoring, diversifying and strengthening the battery materials supply chain in North America. We continue to make progress with product qualification, which is a rigorous, multi-stage process that ensures our materials meet individual customer requirements as well as standards for quality, consistency and performance.

During the first quarter of 2025, we continued installing and commissioning equipment at Riverside, including graphitization furnaces, rail offloading, raw coke processing, milling, shaping, blending, sieving and finishing equipment, for the initial production line of 3,000 tonnes per annum. We continue to make progress towards completing the installation of key equipment toward this capacity milestone and commissioning equipment and qualifying material to meet production for Panasonic Energy.

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China currently has over 95% market share for battery grade graphite.1 The current administration is focused on processed critical minerals and their importance in bolstering U.S. national and economic security interests and is utilizing tariffs as a tool to encourage the onshoring of manufacturing capabilities. We anticipate tariffs on Chinese product benefitting our business in the long run. At the same time, tariffs impact the price, availability, and timing of delivery of certain key construction inputs, such as steel, and critical equipment, required to build out our Riverside facility. The full impact of broader macroeconomic conditions is difficult to quantify currently. We will continue to closely monitor key macroeconomic trends and the impacts of tariffs and will provide updated timing expectations for the Company’s key activities as we are able.

Finalized Purchase and Sale Agreement for Enterprise South Land
Post-Quarter Announcement
To meet increasing customer demand, the Company previously announced plans for its next large-scale synthetic graphite manufacturing plant in Chattanooga, Tennessee. In April, the Company announced the execution of a definitive agreement to purchase a 182-acre parcel in the Enterprise South Industrial Park in Chattanooga, Tennessee. This milestone follows the recent unanimous approvals from the City of Chattanooga, Hamilton County, and the Chattanooga

Figure 3 Rendering of Planned Manufacturing Facility at Enterprise South

1 Benchmark Minerals Intelligence Anode Price Assessment April 2025

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Industrial Development Board, completing the necessary local government endorsements for the acquisition.

The land will be acquired for approximately US$5 million and is the site for NOVONIX's second facility of high-performance synthetic graphite. This new facility is expected to reach an initial production capacity of 31,500 tonnes per annum (“tpa”) and is anticipated to create 450 to 500 full-time jobs. With this initial capacity at Enterprise South and its existing Riverside facility, which is scaling up to 20,000 tpa, NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

The Company is expected to receive approximately US$54 million in total net tax and other benefits from the City of Chattanooga and Hamilton County over a 15-year period, contingent upon meeting specific conditions outlined in the agreement. The Company does not intend to close on the purchase of the Enterprise South land until such time as the conditions precedent related to the conditionally committed US$754 million loan ($692 million in principal and $62.8 million in capitalized interest) from the Loan Programs Office of the U.S. Department of Energy have been satisfied.

US Graphite Producers Win Preliminary ITC Trade Case Ruling
In December 2024, the American Active Anode Material Producers, of which NOVONIX is a member, initiated a case with the International Trade Commission (“ITC”) and the U.S. Department of Commerce (“Commerce”) under the jurisdiction of U.S. antidumping and countervailing duty statutes to investigate whether China is exporting natural and synthetic graphite used to make lithium-ion battery anode material at unfair prices to the United States and sought import tariffs as a remedy. In February, the ITC made the preliminary determination that China has suppressed the establishment of the domestic graphite industry by exporting artificially cheap graphite to the United States and violated antidumping statutes. The Company awaits a preliminary determination from Commerce in the countervailing duty investigation.

Technology License Agreement with Harper International
In January, NOVONIX entered into an exclusive license agreement with its long-time technology partner, Harper International Corporation (“Harper”), for the rights and use of its continuous, induction-based graphitization furnace technology.

In December 2020, NOVONIX and Harper entered into an exclusive use agreement under which the parties agreed to develop innovative graphitization furnace technology to be used to produce synthetic graphite anode material for the lithium-ion battery sector. This partnership provided for commitments from NOVONIX to purchase from Harper, and from Harper to develop and

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exclusively supply NOVONIX with proprietary systems for thermal processing material for the battery anode market.

The license agreement expands upon the relationship and provides NOVONIX the right to an exclusive license to Harper’s technology on which its continuous graphitization furnaces operate. No later than December 2025, NOVONIX must make an initial payment to gain a license to design and develop graphitization furnace technology for its internal use. NOVONIX will have the exclusive license to use the technology to further develop the furnaces used for the thermal production of graphite material for use in the battery anode market. Upon equipment meeting certain performance objectives, and NOVONIX’s payment of additional licensing fees, the license will expand to include NOVONIX’s right to build equipment using the licensed technology, either internally or through other permitted sublicensees.

Worley’s 23rd Annual Petcoke Conference | Las Vegas, Nevada
In March, Harrison Kreafle, Director of Anode Technology for NOVONIX, was invited to speak at Worley’s Annual Petcoke Conference. Mr. Kreafle discussed NOVONIX’s role in the supply chain and the need for new and cleaner process technologies. Also covered were the Company’s expansion plans and how, by leveraging new process technologies, our team can produce a range of products to meet the individual needs of our customers. Petroleum coke is a key component of the final properties of graphite and balance is required to achieve technical properties and maintain economics.

NOVONIX Battery Technology Solutions (BTS)
This quarter, BTS saw strong growth in its Ultra-High Precision Coulometry hardware business, driven by sales to seven new customers. This success can be attributed to the positive shift in sales and marketing strategy, and continued investment in R&D equipment in North America and Asia. The R&D service business at BTS also saw strong results this quarter and is working towards continued momentum in building our pipeline for the remainder of 2025.

Patent Granted: Method For Making Low Surface Area Alloy Particulate with High Silicon Content for Silicon Alloy Anode Material
During the quarter, the U.S. Patent & Trademark Office granted to BTS a patent for its low surface area silicon alloy materials for possible use as anode active materials in lithium-ion battery applications (US 12,257,632 B2). This patent, developed through our partnership with Dr. Mark Obrovac at Dalhousie University, describes the process to generate battery anode alloy powders of high silicon content, relatively low surface area, and relatively large particle size. These

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attributes are desirable for stable, energy dense anode electrodes with the possibility of improving battery lifetime without sacrificing performance.

This innovation further demonstrates NOVONIX’s commitment to developing game-changing material technologies with the potential of enabling long range EVs for the North American lithium-ion battery sector.

International Battery Seminar | Orlando, Florida
In March 2025, the NOVONIX team attended and exhibited at the International Battery Seminar in Orlando, Florida, the longest-running annual battery industry event in the world.

Dr. Stephen Glazier, Director of Cell Technology at NOVONIX, was a featured speaker at the event. Dr. Glazier discussed the ways in which UHPC can be leveraged to accelerate development across the entire battery supply chain. Case studies were presented from upstream applications in materials development to downstream processes such as manufacturing QC, lifetime prediction, and even exploring the effects of in-field cell orientation.

Watch the full presentation here.

Cathode Materials
In addition to our anode materials business, we continue to make significant strides in proving the value of our patented all-dry, zero-waste cathode synthesis technology. We have had key patents granted and are now focused on the scale-up and commercialization of our cathode process technology and are in active discussions with potential partners and continue to provide mid- and high-nickel samples. This quarter, NOVONIX Cathode Materials continued to advance commercial discussions while providing samples of various chemistries to OEMs as well as Tier 1 cathode and cell manufacturers.

Webinar Presentation: All-Dry, Zero-Waste Cathode Synthesis: Technology-Enabling Solutions to Sustainable, Low-Cost Materials Production

In April 2025, Dr. Mark McArthur hosted a webinar focused on NOVONIX’s patented all-dry, zero-waste, cathode synthesis technology. The cathode is the most expensive component of a lithium-ion battery cell, and its electrochemical performance and production methods are critical to optimizing the battery’s overall cost structure. Nickel-based cathode materials, such as NMC, are an excellent compromise between cost, performance, and safety for electric vehicle and energy storage applications. However, their production is complicated and generates large quantities of waste. NOVONIX introduced a new patented method to synthesize NMC powders in a completely

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dry state. This process produces single-crystal NMC powders showing competitive performance relative to conventionally produced NMC.

In this presentation, Dr. McArthur explored material performance along with potential cost and environmental advantages of this new process technology. Watch webinar here.

NOVONIX Corporate Updates

CEO Transition Update
Our commitment to long-term shareholder value remains unchanged as we transition leadership to support the next phase of the Company’s growth. On 28 April 2025, NOVONIX announced the appointment of Michael O’Kronley as Chief Executive Officer, effective 19 May 2025.

With a strong technical foundation in engineering, Mr. O’Kronley brings over 30 years of automotive experience, including 15 years in the Lithium-ion battery and battery materials space. Mr. O’Kronley succeeds Mr. Robert Long, who has served as Interim CEO since January 2025. Mr. Long will now resume his role as Chief Financial Officer, continuing to play a key role in the Company’s strategic and financial leadership.

Phillips 66 invests US$5 million

NOVONIX issued 12.8 million new fully paid ordinary shares at a price of A$0.60 per new share to Phillips 66 company, NOVONIX’s major shareholder and key supplier of petroleum coke, the key precursor material used in the manufacture of synthetic graphite. The share issue was made pursuant to the conditional placement to raise approximately US$5 million as announced in November 2024 and as approved by shareholders at an extraordinary general meeting in January 2025.

Share Purchase Plan Details
In January, NOVONIX completed a non-underwritten Share Purchase Plan (“SPP”). The Company allotted 53.9 million fully paid ordinary shares in NOVONIX to raise US$20.1 million under the SPP. The SPP closed in January 2025.

2024 Sustainability Report

This quarter, the Company released its 2024 Sustainability Report. Sustainability remains at the core of our business as we continue to scale our operations. With our first commercial scale anode production facility in Chattanooga, Tennessee, we are taking a critical step toward strengthening the North American battery supply chain with low-emission, high-performance

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materials. Our proprietary anode and cathode technologies are designed to improve battery performance while reducing environmental impact—supporting the transition to localized, cleaner energy solutions.

The complete report can be found here.

Investor Events
NOVONIX hosted its fourth quarter activities update in January with a presentation by Robert Long, Interim CEO & CFO of NOVONIX. A replay of the presentation is available on the NOVONIX Investor Relations website.

In the first quarter of 2025, NOVONIX participated in the following additional investor events:

•
Goldman Sachs Energy, Cleantech & Utilities Conference
•
Maxim Group’s 2025 Mining Conference: Mining & Supplying Critical Minerals & Precious Metals.
•
BMO Graphite Panel Fireside Chat

Financial Overview

Cash Balance

The Company’s cash balance as of 31 March 2025 was US$47.9 million.

Payments to Related Parties
A total of US$164,000 was paid to Directors and their associates for salary and wages, director fees and superannuation during the quarter ended 31 March 2025.

Capital Expenditures
The Company invested US$9.6 million in property, plant and equipment during the quarter ended 31 March 2025, primarily for production assets to install 3,000 tpa of capacity at its Riverside facility in Chattanooga, Tennessee. The Company received US$6.7 million in reimbursements from the DOE’s Office of Manufacturing and Energy Supply Chains (“MESC”) grant during the three months ended 31 March 2025, subsequent to 31 March 2025, the Company received an additional US$4.9 million in reimbursements from MESC and has an additional $2.6 million submitted for reimbursement from MESC related to the three months ended 31 March 2025.

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This announcement has been authorized for release by NOVONIX Chairman,
Admiral Robert J. Natter, USN Ret

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling and commencement of commercial production at our Riverside facility, our plans to acquire the land for and build the new Enterprise South facility, our plans to achieve initial and total production capacities and create new jobs at this new production facility, our expectations of meeting our offtake customers’ product qualification requirements, the increasing demand of customers, the impacts of economic uncertainty and tariffs on our timely achievement of targets and customer milestones, our ability to obtain and benefit from additional government funding and other support, including tax abatements from state and local authorities,

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our expectations of the benefit of the ITC’s trade case ruling and tariffs imposed on China, improving and growing our battery testing equipment and research and development services offerings, our continued investment in and efforts to commercialize our cathode synthesis technology, our search for a new CEO, our planned use of proceeds from the SPP, and our efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, our needs and access for additional financing, and the impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions.  These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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Industry and Market Data
This Report contains estimates and information concerning our industry and our business, including estimated market share in the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry, and our business, involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and report.

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Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Appendix 4C
Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	31 March 2025

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000
1.	Cash flows from operating activities	1,570	1,570
1.1	Receipts from customers
1.2	Payments for	(3,283)	(3,283)
	(a) research and development
	(b) product manufacturing and operating costs	(751)	(751)
	(c) advertising and marketing	(81)	(81)
	(d) leased assets	-	-
	(e) staff costs	(7,027)	(7,027)
	(f) administration and corporate costs	(6,588)	(6,588)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	311	311
1.5	Interest and other costs of finance paid	(445)	(445)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	211	211
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(16,083)	(16,083)

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(9,632)	(9,632)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(13)	(13)
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other: – Refunds / (payments for security deposits – Government grants	(238) 6,687	(238) 6,687
2.6	Net cash from / (used in) investing activities	(3,196)	(3,196)
3.	Cash flows from financing activities	25,106	25,106
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (3 months) $USD’000
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(92)	(92)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(321)	(321)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(499)	(499)
3.10	Net cash from / (used in) financing activities	24,194	24,194

4.	Net increase / (decrease) in cash and cash equivalents for the period	42,557	42,557
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(16,083)	(16,083)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3,196)	(3,196)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	24,194	24,194
4.5	Effect of movement in exchange rates on cash held	420	420
4.6	Cash and cash equivalents at end of period	47,892	47,892

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	47,892	42,557
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	47,892	42,557

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		164
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	37,968	37,946
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	37,968	37,946
7.5	Unused financing facilities available at quarter end		22
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

•

Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.05%. As of 31 March 2025 the facility has been fully drawn down.

•

On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$4,985,000 and it has been drawn down to CAD$4,953,030.67 as of 31 March 2025. Interest rate is variable and is currently 7.05%. The full facility is repayable in monthly instalments, commencing 31 December 2024 and ending 31 January 2048. The land and buildings have been pledged as security for the bank loan.

•

Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The loan facility was modified to CAD$500,000 on 16 September 2024. The modified facility is repayable in monthly instalments, commencing 31 October 2024 and ending 31 January 2034. Interest rate is variable and is currently 6.05%. As of 31 March 2025, it has been drawn down to CAD$500,000.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 March 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 March 2025, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As of 31 March 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.

•

Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As of 31 March 2025 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.

•

On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as of 31 March 2025. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(16,083)
8.2	Cash and cash equivalents at quarter end (item 4.6)	47,892
8.3	Unused finance facilities available at quarter end (item 7.5)	22
8.4	Total available funding (item 8.2 + item 8.3)	47,914

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	3.0

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date:	30 April 2025

Authorised by:	By the Chairman of the Board

(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms

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